CUSIP NO. 00000000                   13D/A
          --------




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          Berkeley Technology Limited
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                                (Name of Issuer)

                        ORDINARY SHARES, par value $0.05
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                         (Title of Class of Securities)

                                   00-0000000
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                                  CUSIP Number


                               EB Trustees Limited
                                  P O Box 404
                               Whiteley Chambers
                                   Don Street
                                   St Helier
                                     Jersey
                                    JE4 9WG
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                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                   MAY 21, 2010
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                               (Continued on following pages)

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1)       NAMES OF REPORTING PERSONS         The Berkeley Technology Limited 1990
                                            Employee Share Option Trust

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

         SC

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Jersey, Channel Islands

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NUMBER OF               7) SOLE VOTING POWER

                          16,529,847
SHARES                  ________________________________________________________


BENEFICIALLY


OWNED                   8) SHARED VOTING POWER

                          0
BY                      ________________________________________________________


EACH


REPORTING               9) SOLE DISPOSITIVE POWER

                          16,529,847
PERSON                  ________________________________________________________


WITH
                        10)SHARED DISPOSITIVE POWER

                         0

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,529,847 Ordinary Shares of 5 cents each
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          25.65%

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14)  TYPE OF REPORTING PERSON

     EP, OO

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


                                  INTRODUCTION

     The Berkeley Technology Limited 1990 Employee Share Option Trust (formely The London Pacific Group 1990 Employee Share Option Trust) which is referred to herein as a "Reporting Person" or as the "Trust.", a Jersey, Channel Islands trust, hereby files this Statement on Schedule 13D/a (the "Statement") on its own behalf. Prior responses of the Reporting Person were filed on Schedule 13D on 15th May 2000, 13D/a filed on June 8th 2000 and 13D/a filed on March 15 2001 to this form are hereby incorporated by reference.


         Item 1.  Security and Issuer.
                  -------------------

     The class of equity securities to which this Statement relates is the class of Ordinary Shares, $0.05 par value (the "Ordinary Shares"), of Berkeley Technology Limited, (the "Issuer"), a corporation incorporated under the laws of Jersey, Channel Islands, the principal executive offices of which are located at One Castle street, St. Helier, Jersey, Channel Islands.


         Item 2.  Identity and Background.
                  -----------------------

     This Statement is filed by the The Berkeley Technology Limited 1990 Employee Share Option Trust, The Trust is organized under the laws of Jersey, Channel Islands, and its principal office is located at Whiteley Chambers St. Helier, Jersey, Channel Islands. The Trust's principal business is to purchase shares of the Issuer's outstanding Ordinary Shares on the open market, funded by loans from the Issuer or the Issuer's subsidiaries Options over the Ordinary Shares held by the Trust are then granted to the employees of the Issuer and its subsidiaries and the Issuer's directors.

The  Trustees  of the Trust are:-

EB Trustees limited        PO Box 404
                           Whiteley Chambers
                           St. Helier, Jersey
                           Channel Islands



         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

     On May 21, 2010 the Trust borrowed US$103,354.98 from the Issuer in accordance with a Loan Agreement between EB Trustees Limited and Berkeley Technology Limited. The Trust purchased 3,445,166 ordinary shares of the Issuer in a private securities transaction with the proceeds of the loan. The Trust is now the beneficial owner of 16,529,847 shares of the issuer which represents 25.65% of the issued share class.

         Item 4.  Purpose Of Transaction.
                  ----------------------

     The Trust has acquired and currently holds the Ordinary Shares for the purpose of creating a pool of the Issuer's Ordinary Shares, over which it can then grant options to various employees of the Issuer and the Issuer's subsidiaries, based on recommendations by the Compensation Committee of the Board of Directors of the Issuer.


         Item 5. Interest in Securities of the Issuer.
                 -------------------------------------

     The aggregate number and percentage of Ordinary Shares of the Issuer (based upon the representation of the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2010 that it had 64,439,073 Ordinary Shares outstanding as of that date) beneficially owned by the Trust, as well as the number of Ordinary Shares as to which the Trust is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, and the right to acquire is set forth in the table below.

========================== ==================== ================ =========================== =======================
Reporting Person              No. of Shares       Percentage     Power to Vote               Power to Dispose
                              Beneficially         of Class      Shared       Sole           Shared       Sole
                                  Owned
- -------------------------- -------------------- ---------------- ------------ -------------- ------------ ----------

The London Pacific Group   16,529,847           25.65%            16,529,847   0              16,529,847   0
1990 Employee Share
Option Trust

       The Trustees of the Trust have the absolute discretion to vote the Ordinary Shares of the Issuer held by the Trust as they see fit.

         Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
Respect to Securities of the Issuer.
- -----------------------------------

       (a)  Employee   Stock  Option  Trust.
            --------------------------------

     As described above in Item 3, a subsidiary of the Issuer and its subsidiaries have loaned an amount of US$103,354.98 to the Trust to finance the Trust's purchases of the Issuer's Ordinary Shares, A copy of the actual loan agreement is filed as Exhibit 7(3) to this schedule 13D/a.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 01, 2010

                                                       /s/ EB Trustees Limited
                                                       -------------

                                                       Trustee